HAND & HAND PC

24 Calle de La Luna

San Clemente, CA 92673

(949) 489-2400

Facsimile (949) 489-0034

April 22, 2011

Russell Mancuso

Branch Chief

Securities & Exchange Commission

450 Fifth Street

Washington, DC 20549

Re:

China Bright Star Limited

Registration Statement on Form 10-12G

Amended March 17, 2011

File No. 000-54098

Dear Mr. Mancuso:

We hereby file amendment number 5 and respond as follows to your comment letter by copying your comments, followed by a response in italics:

Form 10-12G

Risks Related to Doing Business in China . . , page 12

1.

Please expand your response to prior comment 1 that "management reviewed the Enterprise Income Tax Law" to tell us about your management's expertise regarding matters of China's tax law and how management's review ensured that you have a reasonable basis for your conclusion that there is no need to disclose a material risk that individual investors would be required to pay taxes to government entities in China if you were to determine to be a resident enterprise in China.

Management does not have significant expertise regarding China's tax law. Management consulted with a large Chinese law firm, Global Management does not have significant expertise regarding China's tax law. Management consulted with PRC law firms including Global Law and was advised that individual investors buying or selling shares of the Company would not be required to make filings or pay taxes to government entities in China even if the Company was determined to be a resident enterprise in China.  Management was advised that the trigger for having to file and pay taxes in China is unrelated to whether the Company is deemed to be a resident enterprise in China and is related to whether the individual is resident in China and thus already a PRC taxpayer.   For further comfort, management was referred to the many PRC companies already listed in the US for more than a decade including PRC state owned enterprises, for which no foreigners have been made to file or pay tax in the PRC.   Management was further advised that the only potentiality regarding investor related taxes in the PRC regards dividends, but that if the Company were deemed to be a resident enterprise and it sought to pay dividends, the Company itself would be required to withhold and pay to the PRC government taxes on the dividend, and that the individual would not face any requirement to file or pay taxes to China.  Thus in any scenario the investor faces no requirements or obligations to make PRC tax filings or payments, unless they were already subject to PRC tax reporting and payment by some other reason.   Such would relate to the individual’s personal tax situation, not an investment into our shares, thus is outside the scope of our disclosure.

Item 5.  Directors and Executive Officers, page 18

2.

Please revise the second paragraph to clarify Millennium Group's involvement with the companies it assists, beyond merely providing consulting or advisory services as your current disclosure suggests.  For example, we note Millennium Group's ownership interest in the transaction mentioned in prior comment 2.

Complied.

Conflicts of Interest, page 18

3.

Please expand your response to prior comment 4 to explain why you did not consider the meanings of "subsidiary" and "holding company" in The BVI Business Companies Act, 2004, or apply these meanings to your facts and circumstances, when determining whether you would be considered a wholly owned subsidiary of a holding company for purposes of Section 9.3 of Exhibit 3.2.

Complied.

4.

Please refer to your affiliated companies by their exact names.

Complied by correcting the name of Red Jade Limited to Red Jade Holdings Limited.

Signatures, page 43

5.

We note that you refer to this filing as amendment 4 on the facing page but you refer to amendment 3 on the Signatures page.  Please ensure that your Signatures page shows that the registrant has caused the correct document to be signed on its behalf.

Complied.

Form 10-Q for the quarterly period ended September 30, 2010

Item 4.  Controls and Procedures, page F-10

Evaluation of Disclosure Controls and Procedures, page F-10

6.

We note your response to prior comments 10 and 11.  Please amend the filing to provide accurate disclosure regarding the existence of any material weaknesses in your internal controls over financial reporting.

Complied.

Amendment No. 1 to Form 10-Q for the fiscal quarter ended December 31, 2010

Description of Business, page F-7

7.

We reissue prior comment 9.  For example, we note your disclosure in the last sentence of the first paragraph of this section that your Form 10 "registration statement has not been declared effective as of November 15, 2010."

This Company's filing does not include a reference to that date, although some of sister companies do, and this has been corrected in the amendment.

Exhibits 31 and 32

8.

We note that your certificates provided as exhibits 31 and 32 were not currently dated.  Please file an amendment to your Form 10-Q for the quarterly period ended December 31, 2010 that includes the entire periodic report and new, corrected certifications.

Complied.

Letter Submitted January 25, 2011

9.

We note your response to prior comment 13 and reissue the comment.  The letter says "I" acknowledge, or Jeremy Mork acknowledges, rather than the company acknowledges the listed bullet points.  We also note that the signature block does not indicate that the individual is signing on behalf of an entity.

Complied as per prior correspondence.

Very truly yours,

Jehu Hand

JH:kp